Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                              November 23, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9029
              Balanced Income Equity and ETF Portfolio, Series 46
                                 (the "Trust")
                      CIK No. 1821765 File No. 333-249487
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1. THE DISCLOSURE PROVIDES THAT THE TRUST INVESTS "APPROXIMATELY 50% IN COMMON STOCKS OF DIVIDEND-PAYING COMPANIES AND APPROXIMATELY 50% IN ETFS WHICH INVEST IN FIXED-INCOME SECURITIES WHICH INCLUDE CORPORATE AND GOVERNMENT BONDS." PLEASE DELETE THE WORDS "WHICH INCLUDE" AS CORPORATE AND GOVERNMENT BONDS ARE THE ONLY SECURITIES DESCRIBED.

      Response: In accordance with the Staff's comment, the referenced disclosure will be removed and replaced in its entirety with the following:

      "The  Trust  invests  approximately  50%   in  common  stocks   of
      dividend-paying companies and approximately 50% in ETFs which invest primarily in corporate and government bonds."

      2. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: In accordance with the Staff's comment, if any of the ETFs in the Trust's final portfolio are advised by First Trust Advisors L.P., appropriate disclosure will be added to the Trust's prospectus.

      3. THE DISCLOSURE PROVIDES THAT "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS.

      Response: In accordance with the Staff's comment, the referenced disclosure will be removed and replaced in its entirety with the following:

      "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs. The Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio."

      4. IF THE ETFS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has significant exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

Additional Portfolio Contents
-----------------------------

      5. PLEASE ADD U.S. TREASURIES TO THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS."

      Response: If the Trust has significant exposure to U.S. Treasury obligations, appropriate disclosure will be added to the "Additional Portfolio Contents" section of the prospectus.

Risk Factors
------------

      6. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK DISCLOSURE IN ACCORDANCE WITH REVISIONS MADE IN RESPONSE TO STAFF COMMENT RECEIVED ON THE SAME ON FT 8971 (FILE NO. 333-249153).

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

      7. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, EITHER DIRECTLY OR THROUGH THE UNDERLYING ETFS, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: If the Trust's final portfolio has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

Limitations of Liabilities of Sponsor and Trustee
-------------------------------------------------

      8. UIT FILINGS SHOULD BRIEFLY DESCRIBE THEIR INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING)

      Response: Please refer to the bullet points under the section of the prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon